Exhibit 99.1

Luxoft Holding, Inc Announces Revenue Guidance for Three Months Ending June 30, 2014

New York, NY — May 6, 2014 —/BusinessWire/ — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced its guidance for the three months ending June 30, 2014.

The Company expects to generate at least $105.0 million in revenue, as compared to $83.8 million generated during the same period of last year, an increase of at least 25% year-over-year.

Luxoft pre-announces its guidance ahead of the earnings release that is currently scheduled for May 14, 2014 to assure the market that company’s business continuity is intact and operational performance is proceeding as planned.

“We believe in light of the ongoing geopolitical developments it is important to let the market know the state of our operations.  Therefore, we would like to confirm that Luxoft’s business operations in all of its delivery centers in Ukraine - Kiev, Odessa and Dnepropetrovsk — continue to be stable, no incidents have been reported at any of these delivery sites.  We currently continue hiring developers in all three Ukraine locations.  The engagements with new clients and new engagements with our existing clients are being launched on schedule,” said Dmitry Loschinin, President and Chief Executive Officer.  “Luxoft Holding, Inc is a global company with 20 offices across three continents. Being a global provider of engineering solutions for large multinational and Fortune 500 companies, we aim to ensure smooth service to our clients at all times from all of our locations via Luxoft’s dedicated global delivery model.  As a part of a multi-year “Luxoft: Global Upgrade” program, the Company has started proactive geographic rebalancing to expand delivery locations in the EU and Asia Pacific.  Our target is to have not more than 25% of all delivery personnel in each of the key geographies over the next 5 years. I am looking forward to discussing this and our full financial year results during the call on May 15, 2014 and I am pleased with the strong start of the new year”.

Conference Call Information:

Luxoft Holding, Inc will host a conference call on May 15, 2014 at 8:00 a.m. EST to discuss its financial results for the three months and a financial year ended March 31, 2014. To access the conference call, please dial 877-407-8293 (for  U.S. callers) or 201-689-8349 (for international callers).  A live webcast of the conference call will also be available during the call and can be accessed at  https://event.webcasts.com/starthere.jsp?ei=1033892. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID#13580785. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on May 29, 2014. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

About Luxoft:

Luxoft Holding, Inc (NYSE: LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation.  The Company develops its solutions and delivers its services from 15 dedicated delivery centers worldwide.  It  has over 7500 employees across 20 offices in 13 countries in North America , Western ad Eastern Europe, and Asia Pacific.  Luxoft is incorporated in Tortola, British Virgin Islands, has an operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that our Freedom Professional Services and Technologies LLC acquisition will help us develop new practice expertise; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering, the final prospectus for our secondary offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President, Head of Global Communications

(212) 964-9900 (ext. 2404)

ir@luxoft.com